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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

KONINKLIJKE KPN N.V.

Maanplein 5
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains press releases of Royal KPN N.V. dated April 25, 2002 through June 4, 2002.

PRESS RELEASE

Date: April 25, 2002
Number: 031pe

KPN REITERATES ITS OUTLOOK FOR 2002

        KPN is confident to reiterate its financial guidance for the full year 2002 (excluding exceptional items) as announced on March 18, with the publication of its annual results 2001:

  •
  Single digit revenue growth

  •
  Double digit EBITDA growth

  •
  Capex reduced by 25% to EUR 2.2 billion

  •
  Positive free cash flow

  •
  Year end net debt target of approximately EUR 14.9 billion

        In reaction to the announcement made by KPNQwest yesterday regarding the reviewing of its 2002 financial guidance, KPN wishes to state that its maximum exposure in relation to its participation in KPNQwest is approximately EUR 700 million, of which less than EUR 150 million might materialise as a possible future cash out.

Safe harbour

Certain statements contained in this press release constitute forward-looking statements. These statements may include, without limitation, statements concerning future results of operations, the impact of regulatory initiatives on KPN's operations, KPN's and its joint ventures share of new and existing markets, general industry and macro-economic trends and KPN's performance relative thereto, and statements preceded by, followed by or including the words "believes", "expects", "anticipates" or similar expressions. These forward-looking statements rely on a number of assumptions concerning future events and are subject to uncertainties, and other factors, many of which are outside KPN's control, that could cause actual results to differ materially from such statements. A number of these factors are described (not exhaustively) in KPN's Annual Report on Form 20-F for the year ended 31 December 2001.

PRESS RELEASE

Date: 25 April 2002
Number: 032pe

NEW MEMBER OF KPN SUPERVISORY BOARD

        Mr D.I. Jager was today appointed a member of the Supervisory Board of KPN as the successor to Mr K. Hubée.

        Between 1998 and 2000, the new KPN Supervisory Board member held various management positions at Procter & Gamble, including that of World Wide Chief Executive Officer. Mr Jager has worked as an independent consultant since then. Besides his supervisory directorship at KPN, Mr Jager is a member of the Supervisory Board of Kodak and co-founder and member of the Managing Board of ANC Knowledge Solutions.

        Mr C.H. van der Hoeven was reappointed a member of the KPN Supervisory Board. He is the Chairman of the Board of Management of Ahold and a member of the supervisory boards of ABN AMRO Bank and LVMH Moet Hennessy Louis Vuitton.

        The General Meeting of Shareholders further approved KPN's financial statements for 2001 and agreed to the amendments to the company's articles of association. The changes include an end to the right of the Minister of Transport, Public Works and Water Management to appoint three members of the KPN Supervisory Board and the abolition of preference shares A.

PRESS RELEASE

Date: May 1, 2002
Number: 033pe

KPN TELECOM, BAM NBM INFRATECHNIEK AND VOLKER STEVIN TELECOM TEAM UP TO BUILD FUTURE-PROOF TELECOM NETWORK FOR NEW HOUSING ESTATES

        BAM NBM Infratechniek bv, Volker Stevin Telecom bv and KPN Telecom are joining forces to build and operate telecom networks. The three parties have signed a cooperation agreement to that effect.

        BAM NBM Infratechniek and Volker Stevin Telecom are to build, manage and maintain the access networks for designated residential developments (VINEX locations and other large-scale housing schemes). On behalf of the joint venture a new company will be established under the name of TriLink. KPN Telecom will lease the telecom networks from TriLink and provide telecom services to end-users.

        The cooperation reflects the following four objectives:

1.
To act on future developments in the area of broadband network services

2.
To offer an open structure that is accessible to all service providers (both KPN and non-KPN)

3.
To build a network concept that is easy to manage and expand

4.
To secure financing from other non-traditional parties (BAM NBM Infratechniek and Volker Stevin Telecom).

        TriLink will market a new network design that responds to the growing demand for bandwidth. Glass fibre is the key. The new housing estates will be provided with copper-wire lines for voice as well as being fully prepared for connection to the glass fibre network. The new infrastructure will enable KPN Telecom to offer residents a cost-effective option for linkage to the glass fibre telecom network without requiring any extra excavations (Fibre to the Home).

        KPN Telecom will acquire long lease rights on the network from the two other stakeholders in TriLink, BAM NBM Infratechniek and Volker Stevin Telecom.

        The chosen form of cooperation supports the strategies of both BAM NBM Infratechniek and Volker Stevin Telecom, in helping them secure a position in the value chain that goes further than the traditional role of the contractor. A goal, which they aim to achieve by undertaking their own development projects and working with innovative contract forms.

        The initiative is a boost to KPN Telecom's own strategy, which is to create value within the (broadband) access network through (long-term) strategic alliances with other parties in the value chain.

        KPN Telecom, in conjunction with TriLink, expects to be able to connect the first 8,000 houses to the new network this year.

PRESS RELEASE

Date: 4 June 2002
Number: 035pe

KPN NETWERK BOUW SOLD TO KVWS

        Koninklijke KPN N.V. ("KPN") and Koninklijke Volker Wessels Stevin N.V. ("KVWS") have reached definitive agreement on KVWS's takeover of KPN Netwerk Bouw B.V. The parties signed the contract of sale today. The agreement is subject to approval by the Netherlands Competition Authority (NMa).

        KVWS will pay EUR 13.75 million for 55% of the shares. The remaining 45% will be acquired by KVWS at year-end 2004. The final price for the 45% share package will depend on factors that include the results achieved in 2003 and 2004.

        As reported earlier, KPN charged to its first-quarter 2002 results a book loss of EUR 63 million on the sale of KPN Netwerk Bouw B.V.

        KPN Netwerk Bouw designs, builds and manages telecommunications infrastructures. The sale of the company forms part of KPN's strategy to concentrate on its core business.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: 18 June 2002	By:	/s/ MICHIEL ROOVERS Michiel Roovers Legal Counsel

QuickLinks

  This Report on Form 6-K contains press releases of Royal KPN N.V. dated April 25, 2002 through June 4, 2002.
PRESS RELEASE
  KPN REITERATES ITS OUTLOOK FOR 2002
PRESS RELEASE
  NEW MEMBER OF KPN SUPERVISORY BOARD
PRESS RELEASE
  KPN TELECOM, BAM NBM INFRATECHNIEK AND VOLKER STEVIN TELECOM TEAM UP TO BUILD FUTURE-PROOF TELECOM NETWORK FOR NEW HOUSING ESTATES
PRESS RELEASE
  KPN NETWERK BOUW SOLD TO KVWS
SIGNATURES